NEWS RELEASE

PTC REPORTS CONSOLIDATED FOURTH QUARTER
AND FINANCIAL YEAR 2003 RESULTS

Warsaw – March 24, 2004 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced results for the fourth quarter and fiscal year 2003. Figures are presented in Polish Zloty and in accordance with International Financial Reporting Standards (IFRS).

The highlights:

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PTC’s estimated subscriber market share is on the level of 35.7 percent of the overall wireless market, 0.7 percentage points higher than at the end of 2002; PTC is the leader in both postpaid and prepaid markets;

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Gross subscriber additions totalled 761 thousand in the fourth quarter of 2003 and 2,472.6 thousand for the year 2003; up 46.2 percent and 30.6 percent respectively;

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Continued, dynamic increase in total consolidated subscriber base by 27.6 percent to over 6.2 million subscribers at the end of December 2003 from 4.9 million at the end of December 2002;

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Revenues for the fourth quarter increased 12.2 percent to PLN 1,450.4 million when compared to the fourth quarter of 2002; total revenues for 2003 increased 13.6 percent to PLN 5,601.3 million when compared with the previous year;

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EBITDA of PLN 558.2 million for the fourth quarter and PLN 2,103.6 million for fiscal year 2003; expressed as a percentage of revenues EBITDA margin was 38.5 percent in the fourth quarter and 37.6 percent in 2003;

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Net income was PLN 356.5 million in the fourth quarter of 2003, compared to PLN 204.3 million in the fourth quarter of 2002; Net income for the fiscal year was PLN 653.9 million compared to PLN 346.5 million in the fiscal year 2002;

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Total debt as of December 31, 2003 was PLN 3,276.0 million; total debt to annualized EBITDA was at 1.6x, compared to 2.0x a year ago;

Financial highlights for the fourth quarter and financial year 2003
Revenues: Total revenues for the fourth quarter of 2003 grew 12.2 percent when compared to the same period of 2002. Total revenues for the fiscal year grew 13.6 percent when compared to 2002.

Revenues

Total revenues for the three months ended December 31, 2003 were PLN 1,450.4 million (US$ 387.8[1] million), an increase of PLN 157.7 million (US$ 42.2 million) or 12.2 percent compared to the fourth quarter of 2002.

Total revenues for the fiscal year ended December 31, 2003 were PLN 5,601.3 million (US$ 1,497.5 million), which is PLN 671.5 million (US$ 179.5 million) or 13.6 percent higher than in the fiscal year ended December 31, 2002. Revenue growth increased slightly from 13.5 percent to 13.6 percent between 2002 and 2003.

 During the year, service revenues and fees increased 13.8 percent to PLN 5,411.4 million (US$ 1,446.7 million) from PLN 4,753.4 million (US$ 1,270.8 million) in 2002, mainly as a result of an increase in the subscriber base. This was partially offset by an increasing share of lower ARPU prepaid customers in our subscriber base and falling prepaid ARPU.

PTC’s service revenue was positively impacted by SMS interconnection agreements with PTK Centertel and Polkomtel, effective from February 1, 2003. The revenues coming from these agreements amounted to PLN 115.8 million (US$ 31.0 million) in 2003. In addition, PTC’s revenue growth was positively impacted by a full year of voice interconnection revenue from the agreement with PTK Centertel that was in force for only seven months of 2002. Revenues earned from this source between January and May 2003 for which there was no comparable in 2002 totalled PLN 88.6 million (US$ 23.7 million). Reported revenue was adversely impacted by PLN 30.3 million (US$ 8.1 million) due to netting of costs against gross billing for certain non-voice services where PTC judged itself not to be the primary obligor. No such adjustment was necessary for 2002 and this reduced total revenue growth by 0.6 percent.

Revenues from the sale of telephones and accessories for the year increased by 7.6 percent to PLN 189.9 million (US$ 50.8 million) when compared to PLN 176.4 million (US$ 47.2 million) in the fiscal year 2002, mainly due to an increase in gross additions of both prepaid and postpaid subscribers.

ARPU: During the fourth quarter of 2003, blended ARPU decreased by 15.2 percent compared to the fourth quarter of 2002. For the full year 2003 blended ARPU decreased by 13.9 percent to PLN 77.9 when compared to 2002.

ARPU

During the fourth quarter of 2003, monthly Average Revenue per User (ARPU) was PLN 73.9 (US$ 19.8), a decrease of 15.2 percent when compared to the result for the fourth quarter of 2002 of PLN 87.1 (US$ 23.3). ARPU from postpaid subscribers was PLN 127.4 (US$ 34.1), 5.3 percent down comparing to the fourth quarter of 2002. ARPU from prepaid subscribers was PLN 26.6 (US$ 7.1), 19.4 percent down over the same period of 2002.

For the full year 2003, ARPU was PLN 77.9 (US$ 20.8) a decrease of 13.9 percent when compared to PLN 90.5 (US$ 24.2) in the fiscal year ended December 31, 2002. The decrease in blended ARPU was driven by continuing changes in customer mix, reflected in significant growth in the number of prepaid customers.

ARPU from postpaid subscribers during 2003 was PLN 130.0 (US$ 34.6), 2.8 percent down from 2002. ARPU from prepaid subscribers was PLN 28.6 (US$ 7.6), 16.0 percent down from the same period of 2002.

Postpaid ARPU was positively impacted by an increasing business customer base, as well as an increasing share of individual postpaid customers selecting medium or high end tariff plans (with higher monthly fee and more minutes included) in the Company’s postpaid subscriber base. Another factor contributing to increasing ARPU was revenue from non-voice services stimulated by new products releases and sale of attractive handsets with built-in cameras and other multimedia capabilities. This was partially offset by a decrease in number of minutes of use and a drop in price per minute following changes in tariff plans introduced in the fourth quarter of 2002.

Lower prepaid ARPU was the result of a dilution of average ARPU in this segment as it grows strongly with successively lower ARPU from new users of mobile services and the impact of price reductions on ARPUs from existing customers, together with increased number of dormant (zero or low revenue customers) resulting from the more aggressive prepaid sales strategy implemented since mid 2002.

 Cost of Sales: Cost of sales went up by 31.2 percent in the fourth quarter of 2003 when compared to the same period of 2002. The full year cost of sales increased by 20.2 percent to PLN 3,594.1 million.

Cost of Sales

For the three months ended December 31, 2003, total cost of sales was PLN 935.3 million (US$ 250.0 million), up 31.2 percent from PLN 712.9 million (US$ 190.6 million) in the fourth quarter of 2002.

During the fourth quarter of 2003, the cost of services sold increased by 27.9 percent to PLN 610.5 million (US$ 163.2 million) compared to PLN 477.4 million (US$ 127.6 million) in the fourth quarter of 2002, while the cost of sales of telephones and accessories increased by 38.0 percent to PLN 324.8 million (US$ 86.8 million) from PLN 235.4 million (US$ 62.9 million). Cost of services sold in the fourth quarter 2002 was impacted by the reversal of the PLN 51.2 million (US$ 13.7 million) provision created in the third quarter of 2002 to cover the potential increased interconnection fees to TPSA. The comparable result for the fourth quarter of 2002, excluding the provision, would have been PLN 528.6 million (US$ 141.3 million).

For the fiscal year ended December 31, 2003, total cost of sales was PLN 3,594.1 million (US$ 960.9 million), up 20.2 percent from PLN 2,989.2 million (US$ 799.1 million) in 2002.

The cost of services sold for the past year increased by 16.7 percent to PLN 2,356.5 million (US$ 630.0 million) from PLN 2,018.6 million (US$ 539.7 million) in the fiscal year of 2002. The principal reason for this increase was an 84.9 percent increase in interconnection charges as a result of an increase in traffic generated by our customers, a shift in call mix away from mobile-to-fixed towards mobile-to-mobile connections which carry a much higher termination charge per minute compared to calls to fixed networks, and introduction of SMS interconnection with other mobile operators.

Cost of sales of telephones and accessories in 2003 increased 27.5 percent to PLN 1,237.6 million (US$ 330.9 million) compared to PLN 970.6 million (US$ 259.5 million) for the fiscal year ended December 31, 2002. Increase in cost of sales of telephones and accessories was primarily caused by a 30.6 percent increase in gross additions and a 17.3 percent higher year end Zloty exchange rate against euro in 2003.

Cost of Subscriber Acquisition

During the quarter, the average cost of subscriber acquisition decreased to PLN 250.1 (US$ 66.9) compared to PLN 267.0 (US$ 71.4) in the fourth quarter of 2002.

The average cost of acquisition for postpaid subscribers decreased to PLN 567.2 (US$ 151.6) in the fourth quarter of 2003 from PLN 627.2 (US$ 167.7) in the fourth quarter of 2002. The average acquisition cost for prepaid customers increased to PLN 77.6 (US$ 20.7) compared to PLN 62.5 (US$ 16.7) in the fourth quarter of 2002.

For the full year 2003, the average cost of acquisition increased by 7.1 percent to PLN 307.9 (US$ 82.3) compared to PLN 287.5 (US$ 76.9) in the fiscal year ended December 31, 2002. The increase in the blended average acquisition cost reflects the increase in handset prices following the increase in Zloty exchange rate against euro, partially offset by increasing share of prepaid customers in gross subscriber additions.

The average cost of acquisition for postpaid subscribers increased to PLN 717.7 (US$ 191.9) in the fiscal year ended December 31, 2003 from PLN 647.8 (US$ 173.2) in the fiscal year ended December 31, 2002. As mentioned above, an increased share of postpaid customers signed for higher-end tariff plans and were offered good quality handsets at subsidized rates. The effect was a relatively stable ARPU performance, but also the 10.8 percent rise in postpaid subscriber acquisition cost. The average acquisition cost for prepaid customers decreased marginally to PLN 65.5 (US$ 17.5) compared to PLN 66.6 (US$ 17.8) in the fiscal year ended December 31, 2002.

Gross Margin

Gross margin for the fourth quarter of 2003 was PLN 515.1 million (US$ 137.7 million), down 11.1 percent compared with PLN 579.9 million (US$ 155.0 million) in the same period of 2002. As a percentage of total net sales, gross margin decreased to 35.5 percent in the fourth quarter of 2003 from 44.8 percent for the fourth quarter of 2002. The fall in gross margin in the fourth quarter reflects the reversal of provisions relating to interconnection expenses totaling PLN 51.2 million (US$ 13.7 million) in the fourth quarter of 2002. Excluding this one-off item fourth quarter gross margin fell by 2.6 percent.

Gross margin for the year 2003 was PLN 2,007.2 million (US$ 536.6 million), compared with gross margin of PLN 1,940.6 million (US$ 518.8 million) in 2002. As a percentage of total net sales, gross margins decreased to 35.8 percent in 2003 from 39.4 percent for 2002.

Falling gross margin percentage for the whole 2003 is a direct reflection of PTC’s successful efforts to increase its market share. Increased gross additions have increased total acquisition costs by 37.8 percent. Increasing share of mobile to mobile calls has increased interconnection costs faster than revenues, tariff decreases to defend and build market share and the weak Zloty have also contributed to the lower gross margin percentage.

Operating Expenses

Operating expenses for the three months ended December 31, 2003 were down to PLN 206.4 million (US$ 55.2 million) versus PLN 209.6 million (US$ 56.0 million) in the fourth quarter of 2002. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and distribution costs increased to PLN 148.8 million (US$ 39.8 million) in the fourth quarter of 2003 from PLN 142.6 million (US$ 38.1 million) in the fourth quarter of 2002. In the fourth quarter of 2003 administration and other operating expenses decreased by 14.0 percent to PLN 57.5 million (U$ 15.4 million) from PLN 66.9 million (U$ 17.9 million) in the fourth quarter of 2002. Operating expenses for the fiscal year ended December 31, 2003 increased by 7.0 percent to PLN 845.8 million (US$ 226.1 million) from PLN 790.1 million (US$ 211.2 million) in 2002.

Selling and distribution costs increased to PLN 610.2 million (US$ 163.1 million) in 2003 from PLN 545.4 million (US$ 145.8 million) in 2002. The increase was mainly a result of an increase in advertising expenses, coupled with higher depreciation and amortization.

Administration and other operating expenses decreased to PLN 235.6 million (US$ 63.0 million) in 2003 from PLN 244.7 million (US$ 65.4 million) in 2002, reflecting positive results of cost control activities.

Bad Debt Expense

Through an aggressive bad debt management policy and increased proportion of prepaid users in the subscriber mix, PTC recorded bad debt expense at a satisfactory level of PLN 33.2 million (U$ 8.9 million) or 0.6 percent as a percentage of revenues. This compares to bad debt cost of PLN 29.2 million (U$ 7.8 million) in the 2002, and 0.6 percent of revenues recorded in 2002. However, the increase in bad debt expense is after provision releases of PLN 33.2 million (US$ 8.8 million) in 2003 compared to PLN 57.1 million (US$ 15.2 million) in 2002.

EBITDA: In the fourth quarter of 2003, EBITDA was PLN 558.2 million. In 2003, EBITDA was PLN 2,103.6 an increase of 2.1 percent over 2002.

EBITDA

EBITDA for the three months ended December 31, 2003 was PLN 558.2 million (US$ 149.2 million) compared to PLN 585.7 million (US$ 156.6 million) in the same period of 2002. The comparable result for 2002, excluding the interconnection provision effect, would have been PLN 534.5 million (US$ 142.9 million). EBITDA margin for the quarter was 38.5 percent, a decrease from the unusually high 45.3 percent in the fourth quarter of 2002.

EBITDA for the fiscal year ended December 31, 2003 was PLN 2,103.6 million (US$ 562.4 million) compared to PLN 2,060.5 million (US$ 550.9 million) in the same period of 2002. This represents EBITDA growth of 2.1 percent when compared to the previous year, the result of a 13.6 percent increase in revenues largely offset by an increase in the cost of sales.

EBITDA margin for the year was 37.6 percent compared to 41.8 percent in 2002.

Operating Profit: Operating profit for the quarter ended December 31, 2003 decreased by 16.6 percent to PLN 308.8 million when compared to the fourth quarter of 2002. Operating profit for the year ended December 31, 2003 increased to PLN 1,161.4 million, up 0.9 percent when compared to 2002.

Operating Profit

Operating profit for the three months ended December 31, 2003, was PLN 308.8 million (US$ 82.5 million), a decrease of 16.6 percent when compared to PLN 370.3 million (US$ 99.0 million) in the same period of 2002. Excluding the reversal of provision relating to interconnection expenses fourth quarter operating profit fell by 3.2 percent.

Operating profit for the fiscal year ended December 31, 2003, increased by 0.9 percent to PLN 1,161.4 million (US$ 310.5 million), when compared to PLN 1,150.5 million (US$ 307.6 million) in the same period of 2002. The operating profit result in 2003 is the effect of stabilisation in gross margin and operating expenses, achieved in the context of increased market share.

As a percentage of total net sales, operating profit amounted to 20.7 percent in 2003 compared to 23.3 percent in the corresponding period of the previous year.

Financial Expenses

Foreign exchange losses, interest expense, valuation of derivatives and other financial losses resulted in a net financial expense of PLN 426.7 million (US$ 114.1 million) in the twelve months ended December 31, 2003 compared to the net financial expense of PLN 581.7 million (US$ 155.5 million) in 2002.

For the twelve months ended December 31, 2003, net interest expense was PLN 333.3 million (US$ 89.1 million), compared to PLN 429.5 million (US$ 114.8 million) a year ago. The fall in interest payments reflects the decline in the debt level, partially offset by a weaker Zloty exchange rate against the Euro increasing the Zloty equivalent of foreign currency interest payments. Included in interest expenses were fees on redemption of the 10¾ Notes of PLN 38.0 million (US$ 10.2 million) and PLN 30.0 million (US$ 8.0 million) for 2003 and 2002 respectively.

Cash interest paid, net for the twelve months ended December 31, 2003, was PLN 487.0 million (US$ 130.2 million) comparing to PLN 465.8 million (US$ 124.5 million) in 2002.

The depreciation of the local currency against the Euro (17.3 percent) and appreciation against the U.S. Dollar (2.6 percent) during the year resulted in a net foreign exchange loss of PLN 186.4 million (US$ 49.8 million), compared to a net foreign exchange loss of PLN 225.4 million (US$ 60.3 million) for 2002. Net foreign exchange loss includes a net gain of PLN 30.1 million (US$ 8.0 million) that relates to realized transactions.

During 2003 PTC recorded a net income on derivatives and other financial expenses totalling PLN 93.0 million (US$ 24.9 million) compared to PLN 73.2 million (US$ 19.6 million) in 2002. The net gain on derivatives was PLN 96.3 million (US$ 25.7 million) and includes a net gain of PLN 97.3 million (US$ 26.0 million) on realisation and fair valuation of forward contracts and accrued part of cross-currency swap payments, a loss of PLN 3.7 million (US$ 1.0 million) on the fair valuation of call options embedded in our Notes, a net gain of PLN 1.9 million (US$ 0.5 million) related to rental derivatives and index swaps and a net gain of PLN 0.8 million (US$ 0.2 million) related to currency options. Other financial expenses net totalled PLN 3.3 million (US$ 0.9 million).

Capitalisation of interest expenses, foreign exchange differences and related hedges and swaps totalling PLN 270.3 million (US$ 72.3 million) into tangible and intangible fixed assets, in comparison to PLN 285.9 million (US$ 76.4 million) in 2002.

Net Income: PTC’s net income totaled PLN 356.5 million in the fourth quarter of 2002 and PLN 653.9 for the fiscal year ended December 31, 2003.

Profit Before Tax and Net Income

Income before taxation for the three months ended December 31, 2003 decrease to PLN 289.8 million (US$ 77.5 million) from PLN 373.4 million (US$ 99.8 million) in the corresponding period of 2002. However, excluding the reversal of the interconnection provision of PLN 51.2 million (US$ 13.7 million) booked in the corresponding period, profit before tax would have decreased by 10.0 percent, caused by 3.2% lower operating profit and higher financial expenses than in the corresponding period of 2002.

Reflecting the reduction in net financing expenses, profit before tax for the year ended December 31, 2003 was PLN 734.7 million (US$ 196.4 million), up 29.2 percent from the 2002 level of PLN 568.8 million (US$ 152.1 million).

Net income for the fourth quarter of 2003 rose by 74.7 percent to PLN 356.6 million (US$ 95.3 million) from PLN 204.3 million (US$ 54.6 million). For the full year of 2003, net income rose by 88.7 percent to PLN 653.9 million (US$ 174.8 million) from PLN 346.5 million (US$ 92.6 million) for 2002.

 The improvement in net profits reflects improved profit before taxation and the impact of Parliaments changes to corporation tax rates which increase deferred tax charges by PLN 68.2 million (US$ 18.2 million) in 2002 and decreased deferred taxes by PLN 128.2 million (US$ 34.3 million) in 2003. Having now consumed most start-up tax losses, PTC incurred PLN 89.7 million (US$ 24.0 million) of current taxes in the second half of 2003.

Liquidity

As of December 31, 2003, PTC had drawn PLN 250.0 million (US$ 66.8 million) of the Zloty tranche and US$ 26.0 million and Euro 40.0 million (US$ 50.4 million) of the multicurrency tranche of the senior secured Bank Credit Facilities for a total drawn amount of PLN 535.9 million (US$ 143.3 million), leaving approximately Euro 581.0 million (US$ 732.7 million) available.

Total debt as of December 31, 2003 was PLN 3,276.0 million (US$ 875.8 million). The total debt comprised of PLN 3,234.9 million (US$ 864.8 million) of long-term debt[2] and PLN 41.1 million (US$ 11.0 million) of current debt[3]. Total debt to annualized EBITDA amounted to 1.6x at December 31, 2003, down from 2.0x a year ago.

EBITDA for the twelve months ended December 31, 2003, amounted to PLN 2,103.6 million (US$ 562.4 million) compared to PLN 432.3[4] million (US$ 115.6 million) of investments in the GSM business. The Company is continuously generating significant free cash flow from its 2G and 2.5G business, which after debt service and tax payments allowed for a PLN 886.9 million (US$ 237.1 million) reduction in the balance sheet value of total debt in 2003. However, the actual cash consumed by debt repayments during the year totalled PLN 1,178.3 million (US$ 315.0 million), the difference being the adverse effect of balance sheet revaluation of foreign currency denominated debt.

Operational Highlights

Growth in the subscriber base: In the fiscal year 2003, PTC’s subscriber base grew by 27.6 percent, when compared to the year end 2002; allowing PTC to keep its leadership position in the Polish wireless market and extend its lead over the number two operator.

Subscriber Growth

During the fourth quarter of 2003, PTC attracted 760,728 new subscribers (gross additions), 46.2 percent more than the 520,288 subscribers acquired in the fourth quarter of 2002. In the fourth quarter of 2003 PTC attracted 268,081 postpaid subscribers and 492,647 prepaid subscribers compared to 188,353 postpaid and 331,935 prepaid gross additions in the fourth quarter of 2002.

During the year 2003, PTC attracted 2,472,628 subscribers (gross adds) compared to 1,893,324 in 2002, an increase of 30.6 percent.

In 2003, PTC attracted 919,080 postpaid subscribers and 1,553,548 prepaid subscribers compared to 719,631 postpaid subscribers and 1,173,693 prepaid subscribers in 2002. The majority of gross additions select prepaid tariffs. During the last twelve months, the proportion of gross additions selecting prepaid tariffs amounted to 62.8 percent, increasing from approximately 62.0 percent in 2002.

The total subscriber base increased 27.6 percent to 6,211,046 from 4,868,288 a year earlier. As of December 31, 2003 PTC’s postpaid subscriber base totalled 2,867,208 subscribers, a 13.3 percent increase from 2,530,894 at the end of 2002. Prepaid subscribers totalled 3,343,838, which represents a 43.1 percent growth over 2,337,394 a year ago. Strong growth in the prepaid subscriber base reflects PTC’s focus on exposure to this fastest growing market segment.

In terms of net subscriber additions PTC recorded an excellent year by adding 1,342,758 subscribers, which puts PTC in first place among Polish mobile operators in 2003. The number of postpaid subscribers increased during the year by 336,314. The number of prepaid customers grew by 1,006,444 as PTC took the lead in terms of subscribers in the prepaid segment.

The Company estimates that the overall number of subscribers in the Polish market grew by approximately 25.2 percent in 2003 to nearly 17.4 million subscribers, representing close to 45.4 percent market penetration.

In line with the trend observed during the last quarters, the total Polish prepaid market grew faster than the postpaid market with growth rates of 29.6 percent and 20.5 percent in the twelve months ended December 31, 2003, respectively.

PTC estimates its prepaid and postpaid market shares at 35.3 percent and 36.1 percent respectively, compared to 31.7 percent and 38.8 percent respectively, at the end of 2002. This puts PTC in the leadership position in both postpaid and prepaid markets.

PTC's subscriber base represents approximately 35.7 percent of the total wireless market, which strengthens PTC’s position as the leader among wireless services providers in Poland, being up from 35.0 percent at the end of 2002. Through its higher than average exposure to postpaid subscribers and business customers, PTC maintains a leading revenue market share at the level of approximately 36.6 percent and has increased its revenue lead over the number two operator by revenue to over PLN 400.0 million (US$ 106.9 million) in comparison to 2002.

Churn Rate: During the year monthly churn rate increased to 1.7 percent, mainly due to increase in prepaid segment.

Churn Rate

The average monthly churn rate in the fourth quarter of 2003 was 2.0 percent. The average monthly churn rate for postpaid subscribers amounted to 1.5 percent and 2.4 percent for prepaid customers, compared with churn of 1.5 percent and 1.3 percent, respectively for postpaid and prepaid in the fourth quarter of 2002.

In 2003, the average monthly churn rate increased compared to 2002 to reach 1.7 percent mainly due to increase in share of prepaid subscribers in the subscriber base. The average monthly churn rate was 1.6 percent for postpaid customers and was lower than 1.8 percent in the full year 2002, mainly as a result of attractive value propositions introduced together with the new tariffs launched in October 2002 and May 2003, as well as optimised retention activities. PTC is continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of its retention offers. As a result retention spendings on subsidised handsets was held at PLN 319.7 million (US$ 85.5 million) versus PLN 327.5 million (US$ 87.6 million) in 2002.

The monthly churn rate for prepaid customers increased to 1.8 percent in 2003, compared to 1.3 percent in 2002. Prepaid customers are deactivated and recorded as churn typically 12 months after their last recharge (the exact period depends on the starter or coupon validity plus a nine months grace period), which is broadly the stated practice of all three Polish operators. Some deterioration in the average quality of prepaid additions, accepted as part of increasing PTC’s exposure to prepaid during 2002, is now affecting the prepaid churn statistics and is reflected in falling prepaid ARPUs.  Prepaid churn is expected to be stable between 2.0 and 2.5 percent over the next few quarters.

Minutes of Use (MoU)

Calculated on a monthly basis as a subscribers’ average, MoUs during the fourth quarter were 76.9, compared to 89.7 in the fourth quarter of 2002. Average MoUs in the fourth quarter of 2003 were 133.8 minutes for postpaid customers and 26.7 minutes for prepaid customers compared with 138.8 and 33.6, respectively for postpaid and prepaid in the fourth quarter of 2002.

MoUs per month in 2003 was 79.3 compared to 95.1 in 2002. The average number of MoUs per month was 132.3 minutes for postpaid subscribers and 29.1 minutes for prepaid subscribers compared to 140.9 and 35.2 minutes in 2002.

This decrease in the average number of MoUs was caused by an increasing proportion of prepaid subscribers among PTC’s customers as well as by decreasing incoming minutes, especially from fixed-line operators. In addition, as outbound minutes are measured based on the billing increment of the relevant tariffs, the switch to per second billing made by many postpaid customers results in lower reported usage for a given length of actual talk-time. The fall in prepaid MOU reflects increased numbers of dormant (zero or low revenue customers) resulting from the more aggressive prepaid sales strategy implemented since mid 2002 and greater use of SMS.

PTC seeks to stimulate usage by increasing the number of free minutes included in the monthly subscription fee, lowering tariffs, introducing one-second billing for postpaid customers and by tailoring tariffs to customers’ requirements through a digressive rate per minute of use for an increasing volume of minutes of use, which is reflected in the new postpaid tariffs offered since May 2003.

SMSs sent from PTC’s network increased to 28 per subscriber, per month, in the fourth quarter of 2003 and 25 in the twelve months ended December 31, 2003.

SMS

During the fourth quarter of 2003, the average number of SMSs sent from PTC’s network increased to almost 28 SMSs per subscriber, per month compared to approximately 21 SMSs per month in the fourth quarter of 2002. Postpaid subscribers sent approximately 32 SMSs per month, while prepaid subscribers sent 24 SMSs per month.

In 2003 PTC’s subscribers sent on average 25 SMSs per subscriber per month, compared to 18 messages in 2002. Postpaid subscribers sent 27 messages versus 19 messages in 2002. Number of SMS sent by prepaid customers increased to 22 messages from 17 messages in 2002.

The increase in 2003 was primarily due to the decrease of SMS prices offered as part of our prepaid and postpaid tariffs introduced in October 2002, increased flexibility related to exchangeability of minutes and SMSs bundled in the monthly fee and the success of our marketing and promotional campaigns.

Network Build-Out: At the end of 2003, total network investment reached PLN 8.2 billion. This includes investments in network tangible assets of PLN 4.4 billion[5], license fees of PLN 3.0 billion[6] and computer and network software of PLN 0.8 billion[7].

Network Build-Out

During the fourth quarter of 2003, PTC invested in non-license capital expenditures an amount of PLN 179.9 million (US$ 48.1 million), 9.7 percent up from PLN 164.0 million (US$ 43.8 million) in the corresponding period of 2002.

During 2003, PTC invested in non-license capital expenditure an amount of PLN 432.3[8] million (US$ 115.6 million), 22.3 percent down from PLN 556.6 million (US$ 148.8 million) in 2002.

At 7.6 percent of sales, capital investment remains below its long-term trend, as GSM roll-out is virtually complete.

Recent Developments

Legal and regulatory

Tax call

On March 18, 2003, a new Polish – Dutch tax treaty entered into force, which includes provision for withholding tax on interest payments of 5 percent where previously no withholding tax was due. Since the third quarter of 2003, PTC has been working closely with its legal advisors to try to identify reasonable measures, which it could take to avoid incurring withholding taxes from January 1, 2005. As of today, no such reasonable measures have been identified.

PTC is awaiting the outcome of Poland’s request for an exemption from the European Union directive prohibiting withholding taxes between member states and the result of further legal analysis. If Poland receives the relevant exemption, Management will make a decision whether to make a tax call on the remaining Notes once all necessary legal analysis has been completed.

Change in corporate tax rates

On November 12, 2003, Polish Parliament approved the new corporate income tax rate for the year 2004. The rate was decreased to 19 percent from 27 percent in 2003.

Significant Market Power decisions

On December 31, 2003, the President of URTiP deemed all three mobile operators in Poland significant market power (SMP) operators in the domestic interconnection market. PTC has appealed against this decision. As of today no decision concerning the appeal has been issued. Obligations of SMP operators in relation to interconnection, including implementation of cost orientated interconnection rates, do not apply to PTC unless our appeal is unsuccessful.

International interconnection

 On March 9, 2004 the Supreme Court overruled cassation that TP SA lodged against the Antimonopoly Court’s judgment upholding the decision of the Chairman of the Office for Telecommunication and Post Regulation from May 28, 2001, which forced TPSA to pay PTC fees for international calls terminated in PTC’s network equal to local fixed to mobile interconnection rates. The possibility of PTC being adversely affected by a TPSA success with this action had been consistently considered as remote so the ruling had no impact on PTC’s financial results.

New tariffs

During the fourth quarter PTC introduced new prepaid tariff “ Era Love”. The new tariff plan offers flat fee per minute, regardless of where the call is terminated: in Era network, other mobile networks or fixed line networks. After the second minute of use on a given day or after the second SMS sent, the price drops to PLN 0.69 per minute and PLN 0.24 per message. The tariff also offers voice roaming, MMS and GPRS to PTC’s prepaid subscribers.

New products

During the quarter PTC introduced many new services. Highlights include:

High-Speed Wireless Internet Access (WLAN). On November 4, 2003, PTC officially launched the service of high-speed wireless Internet access – WLAN (Wireless Local Area Network). Branded Era hot@spot, the service gives users access to the Internet, e-mail or internal corporate resources in the most frequently visited public places such as hotels, airports, commercial and exhibition centres. As of the beginning of 2004, 62 access points (hot spots) in 24 cities were in operation.

Mobile Employee and Mobile Maintenance Manager applications introduced in the PTC offer in September 2003 are designed for enterprises whose personnel work outside the company premises. These solutions are offered together with Siemens Sp. z o.o. and ATM S.A.

Fleet Management application has been available in PTC’s offer since October 2003 and is designed primarily for transport and property security companies. It is based on GPS satellite location system combined with GPRS data transmission. The application is offered in cooperation with Finder Sp. z o.o., Impel Security Polska Sp. z o.o. and Keratronik.

Awards

PTC’s Network has been awarded with “Golden Computer” prize by the Komputer Swiat magazine. In the second edition of the contest PTC has again been judged by Komputer Swiat (the biggest Polish internet magazine) readers as the best mobile network in Poland.

Era Hot@Spot and Era Omnix were named “Products of the year” in the contest organized by “PC World Computer”. PTC’s products were awarded in the “Services of mobile operators” category.

Other

During the fourth quarter of 2003 and the first quarter of 2004 the Company repurchased on the market the principal amount of EUR 14.5 million of the 11¼% Notes (4.9% of the total initial principal amount) and EUR 30.9 million of the 10⅞% Notes (15.5% of the total initial principal amount), leaving EUR 156.6 million of 10⅞% Notes and EUR 268.2 million and US$ 150.0 million of 11¼% Notes outstanding. The Company will apply to the Luxembourg Stock Exchange to delist the principal amount of all 11 ¼% Notes and 10 ⅞% Notes repurchased in 2003 and in the first quarter of 2004.

On March 12, 2004, PTC launched its new prepaid brand “Heyah” addressed to young urban population.

PTC has concluded the selection process of a vendor who will supply equipment for the development of its third generation mobile network. Several months of technical, organisational and economic analysis led to the appointment of Siemens Information and Communication Mobile Group (Siemens mobile) as the supplier of advanced UMTS technology, which will initially be implemented in the Warsaw area. Similar procedures will be applied in the future to choose suppliers for network development in other cities.

Outlook for 2004

PTC’s Supervisory Board and Management have once against set aggressive goals for the year ahead, with a number of minimum objectives being outlined below.

The Company intends to maintain its subscriber leadership in both postpaid and prepaid segments whilst growing revenues by at least 10 percent over 2003 and increasing its scale advantage over the number two operators.

Revenue growth will be driven by growth in prepaid and non-voice revenues, together with further optimisation of the postpaid subscriber mix.

Margins are targeted to improve only slightly relative to 2003 as PTC remains focussed on maintaining its market leadership position. Net profit guidance is not being provided due to the significant volatility caused by exchange rate fluctuations.

Investments are expected to increase by up to 90% as a result of necessary capacity and platform investments for GSM including new products plus the initial stage roll-out of a fully operational UMTS network in the Warsaw area.

Cash flow generation in the face of a first full year of corporation tax payments is expected to be similar to that achieved in 2003. Subject to final decision of PTC’s shareholders and obligations under Notes indentures, a dividend of PLN 450 million is being currently considered. Remaining free cash flow will be used to pay down debt with Notes may be redeemed where return on capital requirements so justify.

Forward Looking Statements

This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured.  Actual results may differ materially from those in the forward-looking statements.  Some factors that could cause actual results to differ include:

•

the effects of competition in the Polish market;

•

the costs and business risks related to entering new markets necessary to provide nationwide coverage and new services;

•

the ability of PTC to continue to grow and maintain its leadership position in the market;

•

the uncertainties related to PTC’s strategic investments;

•

the impact of any unusual items resulting from PTC’s business operations;

•

the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of telecommunications regulations, or other external factors over with PTC has no control; and

•

other risks referenced from time to time in PTC’s filings with the Securities and Exchange Commission.

The words “estimate,” project,” “intend,” or “expect,” “believe” and similar expressions are intended to identify forward-looking statements.  You should not place undue reliance on such forward-looking statements.  PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events.  PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

For further information please contact:

Malgorzata Czaplicka
Investor Relations Manager
( (+48) 22 413 3275
Mobile: (+48) 602 203 275
Fax: (+48) 22 413 6235

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Annex 1

Consolidated Statements of Operations – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Net sales	5,601,277	4,929,824	4,344,896

Cost of sales	(3,594,121)	(2,989,193)	(2,727,437)
	-------------------	-------------------	---------------------
Gross margin	2,007,156	1,940,631	1,617,459

Operating expenses	(845,788)	(790,115)	(785,429)
	--------------------	--------------------	---------------------
Operating profit	1,161,368	1,150,516	832,030

Non-operating items
Interest and other financial income	336,577	266,454	316,616
Interest and other financial expenses	(763,233)	(848,132)	(694,546)
	--------------------	--------------------	--------------------
Profit/(loss) before taxation	734,712	568,838	454,100

Taxation charge	(80,790)	(222,362)	(26,879)
	--------------------	-------------------	--------------------
Net profit for the year	653,922	346,476	427,221
	============	===========	============

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Annex 2

 Consolidated Balance Sheets – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	As at December 31, 2003	As at December 31, 2002
Current assets
Cash and cash equivalents	20,880	54,412
Short-term investments and other financial assets	110,538	12,143
Debtors and prepayments	751,122	620,749
Inventory	185,866	234,545
	----------------	----------------
	1,068,406	921,849
Long-term assets
Property, plant and equipment	3,023,831	3,438,686
Intangible fixed assets	2,829,980	2,651,130
Financial assets	248,373	171,288
Deferred costs and other long-term assets	122,880	82,091
	----------------	--------------------
	6,225,064	6,343,195
	----------------	--------------------
Total assets	7,293,470	7,265,044
	===========	===========
Current liabilities
Accounts payable	290,405	285,277
Amounts due to State Treasury	69,385	57,756
Interest-bearing liabilities	101,445	121,122
Accruals	220,595	185,569
Deferred income and other liabilities	211,787	224,358
	----------------	-----------------
	893,617	874,082
Long-term liabilities
Interest-bearing liabilities	3,811,750	4,583,365
Non-interest-bearing liabilities	118,357	165,159
Deferred tax liability	290,563	268,171
Provisions for liabilities and charges	91,952	21,740
	----------------	-------------------
	4,312,622	5,038,435
	----------------	-------------------
Total liabilities	5,206,239	5,912,517
	----------------	-------------------
Capital and reserves
Share capital	471,000	471,000
Additional paid-in capital	409,754	409,754
Hedge reserve	(3,262)	(86,649)
Accumulated profit	1,209,739	558,422
	----------------	-------------------
	2,087,231	1,352,527
	----------------	--------------------
Total equity and liabilities	7,293,470	7,265,044
	===========	===========

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Annex 3

Consolidated Statements of Cash Flows – Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

#

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	734,712	568,838	454,100
Adjustments for:
Depreciation and amortization	942,272	909,983	850,572
Charge to provision and write-offs of doubtful debtors	33,242	29,224	67,626
Charge to provision for inventory	4,136	7,333	11,151
Charge to provision for construction in progress	13,223	-
Other provisions long-term	25,762	1,089	7,744
Foreign exchange (gains)/losses, net and changes in financial instruments fair value	90,067	145,394	(91,609)
(Gain)/loss on disposal of tangibles and intangibles	12,874	10,804	(1,582)
Interest expense, net	336,589	436,283	469,539
	-----------------	-----------------	--------------
Operating cash flows before working capital changes	2,192,877	2,108,948	1,767,541

(Increase)/decrease in inventory	44,543	(74,764)	31,025
Increase in debtors, prepayments and deferred cost	(174,761)	(101,165)	(129,383)
Increase in trade payables and accruals	124,038	90,529	24,560
	-----------------	-----------------	--------------
Cash from operations	2,186,697	2,023,548	1,693,743

Interest paid	(501,754)	(482,978)	(450,820)
Interest received	14,798	17,182	15,213
Income taxes paid	(98,357)	(1,618)	(1,325)
Realization of financial instruments	(78,784)	(32,973)	(94,411)
	-----------------	-----------------	--------------
Net cash from operating activities	1,522,600	1,523,161	1,162,400

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(127,274)	(257,314)	(1,372,058)
Purchases of tangible fixed assets	(287,811)	(379,923)	(1,128,118)
Proceeds from short-term investments, net	-	91,456	199,699
Proceeds from sale of equipment and intangibles	11,201	18,344	25,250
	-----------------	---------------	-------------
Net cash used in investing activities	(403,884)	(527,437)	(2,275,227)

CASH FLOWS (USED IN)/ FROM FINANCING ACTIVITIES:
(Repayment of)/net proceeds from Bank Credit Facilities	(468,708)	(322,201)	1,288,594
Repayment of Loan Facility	-	-	(836,158)
(Redemption of)/proceeds from the Notes	(709,621)	(655,622)	704,141
	-----------------	-----------------	--------------
Net cash (used in)/from financing activities	(1,178,329)	(977,823)	1,156,577

Net (decrease)/increase in cash and cash equivalents	(59,613)	17,901	43,750

Effect of foreign exchange changes on cash and cash equivalents	114	(12)	(362)

Cash and cash equivalents at beginning of period	54,400	36,511	(6,877)
	-----------------	-----------------	--------------
Cash and cash equivalents at end of period	(5,099)	54,400	36,511
	==========	==========	==========

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 Annex 4

Consolidated Statements of Changes in Equity - Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit/(loss)	Total

Balance as at January 1, 2001	471,000	409,754	-	(193,807)[10]	686,947

Effect of adopting IAS 39	-	-	-	(21,468)	(21,468)

Fair value losses on cash flow hedge, net of tax	-	-	(96,955)	-	(96,955)

Net profit for the period	-	-	-	427,221	427,221
	----------------	----------------	---------------	----------------	-----------------
Balance as at December 31, 2001	471,000	409,754	(96,955)	211,946	995,745
	==========	==========	=========	=========	==========
Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745

Cash flow hedge:

net fair value loss, net of tax	-	-	(17,717)	-	(17,717)

reclassified and reported in net profit	-	-	30,210	-	30,210

deferred tax on reclassified item	-	-	(8,459)	-	(8,459)

deferred tax change in rates	-	-	6,272	-	6,272

Net profit for the period	-	-	-	346,476	346,476
	----------------	----------------	---------------	---------------	------------------
Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527
	==========	==========	=========	=========	============
Balance as at January 1, 2003	471,000	409,754	(86,649)	558,422	1,352,527

Cash flow hedge:

net fair value gain, net of tax	-	-	75,886	-	75,886

Hedging instruments replacement, net of tax		(7,833)			(7,833)

reclassified and reported in net profit	-	-	20,388	-	20,388

deferred tax on reclassified item	-	-	(5,505)	-	(5,505)

deferred tax change in rates	-	-	451	-	451

Net profit for the period	-	-	-	653,922	653,922
Effect of subsidiary closing	-	-	-	(2,605)	(2,605)
	----------------	----------------	---------------	---------------	------------------
Balance as at December 31, 2003	471,000	409,754	(3,262)	1,209,739	2,087,231
	==========	==========	=========	=========	============

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Annex 5

Statistical data

		Three months ended December 31, 2003 (unaudinted)	Twelve months ended December 31, 2003 (unaudited)	Three months ended December 31, 2002 (unaudited)	Twelve months ended December 31, 2002 (unaudited)

Number of subscribers (at the end of the period)		6,211,046	6,211,046	4,868,288	4,868,288
	Postpaid	2,867,208	2,867,208	2,530,894	2,530,894
	Prepaid	3,343,838	3,343,838	2,337,394	2,337,394

Gross adds		760,728	2,472,628	520,288	1,893,324
	Postpaid	268,081	919,080	188,353	719,631
	Prepaid	492,647	1,553,548	331,935	1,173,693

MOU		76.9	79.3	89.7	95.1
	Postpaid	133.8	132.3	138.8	140.9
	Prepaid	26.7	29.1	33.6	35.2

SMSs		28	25	21	18
	Postpaid	32	27	22	19
	Prepaid	24	22	22	17

Churn		2.0%	1.7%	1.4%	1.6%
	Postpaid	1.5%	1.6%	1.5%	1.8%
	Prepaid	2.4%	1.8%	1.3%	1.3%

ARPU		73.9	77.9	87.1	90.5
	Postpaid	127.4	130.0	134.5	133.7
	Prepaid	26.6	28.6	33.0	34.1

Cost of Acquisition		250.1	307.9	267.0	287.5
	Postpaid	567.2	717.7	627.2	647.8
	Prepaid	77.6	65.5	62.5	66.6

Footnotes

1 For the convenience of the reader, Zloty amounts have been translated into Dollars at the rate of PLN 3.7405 per Dollar, the fixing rate announced by the National Bank of Poland on December 31, 2003.

2 Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes (excluding current portion), Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

3 Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities and finance lease payables.

4 Reflects gross additions of tangible and intangible fixed assets (excluding licenses and transactions costs) for the year ended December 31, 2003.

5 Represents gross value of plant and equipment

6 Represents gross value of GSM and UMTS licenses.

7 Represents gross value of computer and network software.

8 Represents gross additions to tangible and intangible fixed assets (excluding licenses and transactions costs) for the year ended December 31, 2003.

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